SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 15, 2022

Securities and Exchange Commission – SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (“Credicorp”) hereby notify you as a Material Event that the company S&P Global Ratings has affirmed Credicorp’s credit rating at ‘BBB’ and negative outlook. S&P Global Ratings decided to communicate this and other actions to a group of Peruvian financial institutions after having changed the outlook on Peru to negative from stable.

The information in this Form 6-K regarding the rating of S&P Global Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of S&P Global Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative